1 Translation for Informational Purposes POLÍTICAS RESPECTO DE LAS OPERACIONES QUE CON VALORES DE CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V. REALICEN LOS CONSEJEROS, DIRECTIVOS Y EMPLEADOS RELEVANTES Aprobada por el Consejo de Administración el __ de octubre de 2023 INTRODUCCIÓN Estas Políticas son aplicables a Corporación Inmobiliaria Vesta, S.A.B. de C.V. (la “Sociedad”), sus Consejeros, Directivos y Empleados Relevantes (según dichos términos se definen más adelante) a fin de asegurar que la información sobre la Sociedad u obtenida como resultado de su encargo o posición en la Sociedad, no es utilizada de manera ilegal en la compra y venta de Valores. Las personas antes señaladas deben poner particular atención a las leyes que regulan transacciones con Información Privilegiada. Estas leyes se basan en la percepción de que las personas que llevan a cabo transacciones con valores de una compañía deben de tener igual acceso a la información de la misma. Por ejemplo, si un empleado o consejero de una compañía conoce Información Privilegiada, dicha persona tiene prohibido comprar o vender valores de la compañía hasta que toda la información haya sido adecuadamente difundida entre el público inversionista. Esto debido a que el empleado o consejero conoce información que puede influir en el precio de los valores, y sería injusto e ilegal que dicha persona tome ventaja sobre el resto del público inversionista. Las responsabilidades POLICIES WITH RESPECT TO TRANSACTIONS MADE WITH SECURITIES OF CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V. BY BOARD MEMBERS, OFFICERS AND RELEVANT EMPLOYEES Approved by the Board of Directors on October __, 2023 INTRODUCTION These Policies apply to Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), its Board Members, Officers and Relevant Employees (as such terms are defined below) to ensure that information about the Company or obtained as a result of their employment or positions in the Company, is not used unlawfully in the purchase and sale of Securities. All persons mentioned above should pay particularly close attention to the laws against trading with Privileged Information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to the company’s information. For example, if an employee or a director of a company knows Privileged Information, that employee or director is prohibited from buying or selling securities of the company until the information has been adequately disclosed to the public. This is because the employee or director knows information that could influence in the securities’ price, and it would be unfair and illegal for the employee or director to have an advantage on the rest of the investing public.

2 derivadas de este tipo de actividad pueden ser severas, e incluir prisión. Como regla general, es una violación a las leyes de valores que una persona compre o venda valores si dicha persona tiene en su posesión Información Privilegiada. CAPÍTULO I Disposiciones Generales y Ámbito de Aplicación Artículo 1. (A) Los términos que a continuación se listan y que se utilizan en estas Políticas, tendrán los significados que en cada caso se establecen: i. Afiliada, significa con respecto a una Persona, la Persona que directa o indirectamente, a través de uno o más intermediarios, controle, sea controlada por o se encuentre bajo el control común con, la Persona de que se trate; este término es distinto del término “afiliado” que también se usa en estas Políticas. ii. Autoridad Gubernamental, significa cualquier autoridad, legislativa, ejecutiva o judicial, ya sea federal, estatal o municipal, o cualquier juzgado, corte, tribunal o autoridad judicial, agencia administrativa o regulatoria, comisión, órgano de gobierno, autoridad semi- gubernamental, órgano desconcentrado o descentralizado, cualquier funcionario público, o cualquier división o subdivisión política, departamento o área de cualquiera de los órganos antes mencionados que de cualquier Penalties for this kind of activity are severe and may include prison. As a general rule, it is a violation of securities laws for any person to buy or sell securities if he or she is in possession of Privileged Information. CHAPTER I General Provisions and Scope of Application Article 1. (A) The following terms used within these policies, shall have the meanings set forth in each case: i. Affiliate, means with respect to any person, another Person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with the Person so specified; this term is different from the defined term “affiliate” as also used herein. ii. Governmental Authority, means any legislative, executive or judicial authority, whether federal, state or municipal, any court, tribunal or judicial authority, administrative or regulatory agency, commission, governmental body, semi- governmental authority, deconcentrated or decentralized agency, any public official, or any political division or subdivision, department or area of any of the above, that by any means or under any law may have jurisdiction on the Company, including the Commission.

3 manera o bajo cualquier ley aplicable tenga jurisdicción sobre la Sociedad, incluyendo a la Comisión. iii. Autoridad de Valores, significa conjuntamente la Comisión y la SEC. iv. Circular, significa las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores, y cualquier disposición que la sustituya o complemente. v. Comisión, significa la Comisión Nacional Bancaria y de Valores. vi. Comité, significa el comité de prácticas societarias de la Sociedad. vii. Consejeros, significa los integrantes del Consejo, incluyendo, miembros propietarios y suplentes. viii. Consejo, significa el consejo de administración de la Sociedad. ix. Directivos o Empleados Relevantes, significa las personas físicas que por la naturaleza de su encargo tienen acceso a Información Confidencial y/o a Información Privilegiada de, o en cualquier forma relacionada con la Sociedad y/o con los negocios de, o transacciones relevantes en las que sea parte la Sociedad y/o cualquiera de sus Afiliadas, incluyendo sin limitar, a las personas que ocupen cargos con las siguientes funciones: dirección general, dirección de finanzas, dirección jurídica, dirección de inversiones, dirección de iii. Securities Authority, means collectively the Commission and the SEC. iv. Circular, means the general provisions applicable to the securities issuers and other participants of the securities’ market, issued by the Commission and any provision substituting or supplementing it. v. Commission, means the National Banking Securities Commission. vi. Committee, means the corporate practices committee of the Company. vii. Board Members, means the members of the Board, including proprietary and alternate members. viii. Board, means the Board of Directors of the Company. ix. Officers or Relevant Employees, means the persons whom, by the nature of their duties, have access to Confidential and/or Privileged Information, or are in any way related to the Company and/or the business of the Company and/or relevant transactions of the Company and/or its affiliates, including without limitation, the persons holding the following offices: CEO, CFO, General Counsel, Investment Director, Director of Communications, Investor Relations Director, New Business Director or Manager, Commercial

4 comunicación, relación con inversionistas, dirección o gerencia de nuevos negocios, dirección comercial, dirección de portafolio o administración, dirección de sustentabilidad y aquellas otras personas que por resolución del Consejo estén autorizadas para operar los fondos de recompra de acciones propias de la Sociedad, hagan funciones de tesorería y aquellos empleados o prestadores de servicios que hayan participado en cualquier medida en la elaboración de reportes de análisis de la Sociedad, instrumentación de reestructuras corporativas de la Sociedad y cualquier otro que por sus funciones en la Sociedad, tenga acceso a Información Confidencial y/o Información Privilegiada. x. Día Hábil, significa cualquier día que: (i) no sea un sábado o un domingo, o (ii) no sea un día en que las casas de bolsa que operan en México estén autorizadas para cerrar, o (iii) no sea un día establecido como inhábil por la Ley Federal del Trabajo o por disposiciones de la Comisión. xi. Disposiciones, significa las disposiciones de carácter general aplicables a las operaciones con valores que realicen consejeros, directivos y empleados e entidades financieras y demás personas obligadas, y cualquiera otra que la sustituya o complemente. xii. Estados Unidos, significa los Estados Unidos de América. Director, Portfolio or Administration Director, Sustainability Manager, and those who by resolution of the Board of Directors are authorized to disburse funds used to buy back the Company’s shares, those with treasury functions and those employees or service providers who participate in any manner in preparing analytical reports of the Company, instrumentation of corporate restructures of the Company, and any other which due to its activities in the Company, may have access to Confidential and/or Privileged Information. x. Business Day, means any day that: (i) is not a Saturday or Sunday, or (ii) is not a day that the stock brokerage firms operating in Mexico are permitted to close, or (iii) is not a holiday according to the Federal Labor Law or the provisions of the Commission. xi. Provisions, means the general provisions applicable to transactions of securities made by board members, directors, employees and financial institutions and other obligated persons and any other substitute or supplement thereto. xii. United States, means the United States of America.

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xiii. <u>Familiares</u>, significa los cónyuges, concubino(a)s e hijos menores (aún si son financieramente independientes) de una Persona, incluyendo a cualquiera a quien esa Persona de soporte financiero significativo.

xiii. <u>Family Members</u>, means the spouses, domestic partners and minor children (even if financially independent) of any Person, including anyone to whom such provides significant financial support.

xiv. <u>Información Confidencial</u>, significa aquella que la Sociedad califique con tal carácter, así como la que expresamente se clasifique de esa forma en los documentos, contratos o convenios que regulen la relación con sus clientes, o bien cuando revista dicho carácter en términos de las disposiciones legales aplicables.

xiv. <u>Confidential Information,</u> means the information that the Company establishes as confidential, as well as that expressly classified as such in the documents, contracts or agreements which regulate its relationships with customers, or designated as such in terms of the provisions of the applicable laws.

xv. <u>Información Privilegiada</u>, significa la información que no ha sido revelada públicamente en una manera tal que esté disponible para los inversionistas en general, no siendo necesario que la Persona de que se trate tenga acceso a la misma tenga conocimiento de todos los detalles de la información, siempre y cuando la porción de Información Privilegiada a la que dicha Persona tenga acceso, pueda influir en el precio de los Valores de la Sociedad. Si no es claro si la información ha sido suficientemente publicada, se debe de tratar como Información Privilegiada. Más aún, es ilegal que cualquier Consejero, Ejecutivo o Empleado Relevante en posesión de Información Privilegiada provea dicha información a cualquier persona o recomiende la compra o venta de Valores.

La Información Privilegiada no pertenece a los Consejeros, Directivos o Empleados Relevantes que puedan

xv. <u>Privileged Information</u>, means the information has not been publicly disclosed in a manner making it available to investors generally, not being necessary that the Person having access to it has knowledge of all details of the information; as long as the portion of the Privileged Information to which the relevant Person has access to, may influence in the value or price of the Company's Securities. If it is not clear whether information has been sufficiently publicized, it should be treated as if it is Privileged Information. Furthermore, it is illegal for any Board Members, Officers or Relevant Employees in possession of Privileged Information to provide other people with such information or to recommend that they buy or sell the Securities.

Privileged Information does not belong to the individual Board Members, Officers or Relevant

5

6 manejarla o que tenga conocimiento de ella, sino es un activo de la Sociedad. Cualquier Persona que use dicha información para beneficio personal o la revele a otros fuera de la Sociedad, afecta los intereses de la Sociedad y puede estar en violación de sus obligaciones frente a la Sociedad o conforme a la Ley. La sola percepción de que un Consejero, un Directivo o Empleado Relevante está haciendo uso de Información Privilegiada, puede afectar la reputación de la Sociedad y la de dicho Consejero, Directivo o Empleado Relevante. xvi. Ley, significa conjuntamente, la Ley del Mercado de Valores y demás disposiciones en materia de valores aplicables en México y las leyes de valores y demás disposiciones aplicables en los Estados Unidos. xvii. México, significa los Estados Unidos Mexicanos. xviii. Operaciones con Valores, significa las operaciones de compra o venta de Valores celebradas, directa o indirectamente, por cuenta propia por cualesquiera de los Consejeros, los Directivos o Empleados Relevantes, que celebren dentro o fuera de bolsa de valores, incluyendo el incremento o reducción de inversiones en los Valores de la Sociedad a través de cuentas de retiro y transacciones derivadas (incluyendo transacciones que involucren opciones de compra o venta, contratos prepagados de futuros variables, swaps de equity o relacionados a equity, e intercambio Employees who may handle it or otherwise become knowledgeable about it, it is an asset of the Company. Any Person who uses such information for personal benefit or discloses it to others outside the Company violates the Company’s interests, and may be in breach of his or her duties to the Company or pursuant to Law. The mere perception that a Board Member, Officer or Relevant Employee is using Privileged Information, could harm the reputation of both the Company and the Board Member, Officer or Relevant Employee. xvi. Law, means collectively, the Securities Market Law and other securities regulations applicable in Mexico and the securities laws and other regulations applicable in the United States. xvii. Mexico, means United Mexican States. xviii. Transactions with Securities, means the buy or sale transactions with Securities entered, directly or indirectly, by any Board Members, Officers or Relevant Employees, executed within or outside a stock exchange, including increasing or decreasing investments in Company’s Securities through a retirement account and any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in

7 de fondos y otros derivados) que estén diseñados para cubrir o especular con cualquier cambio en el valor de mercado de los Valores de la Sociedad. xix. Persona, significa cualquier persona física (incluyendo a sus Familiares), moral, sociedad anónima, sociedad de responsabilidad limitada, fideicomiso, asociación, sociedad, Autoridad Gubernamental, o cualquier entidad incorporada o que tenga o no personalidad jurídica, pero que opere o celebre actos, bajo cualquier ley nacional o extranjera. xx. Políticas, significa el presente documento que contiene las políticas en relación a las operaciones que con Valores realicen los Consejeros, Directivos o Empleados Relevantes que tengan acceso a Información Confidencial o a Información Privilegiada. xxi. Registro, significa el Registro Nacional de Valores a cargo de la Comisión. xxii. Valores, significa las acciones de la Sociedad inscritas en el Registro, o cualquier título que las represente, incluyendo American Depositary Shares, y cualesquiera bonos, obligaciones, títulos nominados o innominados, instrumento financiero, inscrito o no en el Registro, que sean susceptibles de circular en los mercados de valores y que representen el capital social de la Sociedad, una parte alícuota respecto de la Sociedad o una participación en un crédito o instrumentos de deuda the market value of the Company's Securities. xix. Person, means any individual (including his or her Family Members), corporation, limited liability company, trust, association, company, Governmental Authority, or any entity with or without legal standing, but operating or execution actions under any national or foreign law. xx. Policies, means this document which contains the policies related to transactions with Securities made by Board Members, Officers or Relevant Employees with access to Confidential or Privileged Information. xxi. Registry, means National Registry of Securities by the Commission. xxii. Securities, means the shares of the Company registered in the Registry, or any other instrument representing them, including American Depositary Shares, and any bonds, debentures, nominative or innominate instruments, financial instruments, recorded or not at the Registry, and that are likely to circulate in the stock markets, and that represent the capital stock of the Company, a portion with respect to the Company, or a participation in a credit or debt

8 emitidos por la Sociedad, en términos de la Ley. xxiii. Ventana, Significa el periodo que comienza en el tercer Día Hábil siguiente a la fecha en que (i) se hubiera publicado el más reciente reporte anual o trimestral de la Sociedad o (ii) se hubiera hecho pública cualquier información relevante que previo a su revelación fuera considerada como Información Privilegiada, y terminando el último día del último mes calendario del trimestre fiscal siguiente de que se trate. (B) Los términos definidos utilizados en estas Políticas que no se hayan definido en este Artículo 1, tendrán el significado a ellos atribuido en donde se les haya definido. (C) Los encabezados que aparecen en estas Políticas aparecen sólo para referencia, y de ninguna manera definen o limitan los términos y condiciones de estas Políticas, ni afectan la interpretación de estas Políticas. (D) Las palabras definidas en singular incluirán el plural y viceversa; los términos definidos en masculino incluyen los géneros femenino y neutro según el contexto lo requiera. (E) Cualquier referencia a “días”, se entenderá hecha a días naturales, a menos que específicamente se establezca que se refiere a “Días Hábiles”. (F) Cualquier referencia a artículos, incisos, numerales o párrafos, se refieren a artículos, incisos, numerales o párrafos de estas instruments issued by the Company, issued according to the Law. xxiii. Window, means the period starting on the third Business Day following the date in which (i) the most recent annual or quarterly report of the Company had been made public, or (ii) the date of publication of any relevant information that previous its publication be considered as Privileged Information, and ending on the last day of the last month of the next fiscal quarter. (B) Defined terms used in these policies that have not been defined in this Article 1, shall have the meaning ascribed to them where defined. (C) Captions in this Policies appear only for reference purposes only, and in no manner will define or limit the terms and conditions of these Policies, nor will affect the interpretation of these Policies. (D) Words defined in singular shall include the plural form, and vice versa; terms defined in masculine gender, include the feminine and neuter genders, as the context so requires. (E) Any reference to “days” will be understood as made to calendar days, unless expressly referred to “Business Days”. (F) Any reference to articles, sections, numbers or paragraphs, refers to articles, sections, numbers or paragraphs of these Policies, unless otherwise specifically stated.

9 Políticas, a menos que expresamente se especifique lo contrario. (G) Cualquier referencia a "a estas Políticas ", "en estas Políticas " o "de estas Políticas ", o similares, significa una referencia a estas Políticas en su totalidad y no a una porción de ellas, a menos que expresamente así se establezca. (H) Las referencias a cualquier Persona incluirán a los causahabientes y cesionarios permitidos de dicha Persona y a sus Familiares (y en el caso de alguna Autoridad Gubernamental, cualquier Persona que suceda las funciones, facultades y competencia de dicha Autoridad Gubernamental). (I) Las referencias a cualquier ley incluyen cualquier modificación, reforma o adición a la misma y a cualquier ley que la sustituya. (J) Las referencias a cualquier documento o instrumento, incluyendo estas Políticas, incluirán: (i) todos los anexos u otros documentos adjuntos a dichos documentos; (ii) todos los documentos o instrumentos emitidos o celebrados en sustitución de dichos documentos; y (iii) cualesquiera reformas, modificaciones, adiciones, re- expresiones o compulsas a dichos documentos. (K) Para cualquier asunto que no esté expresamente regulado por las presentes Políticas, se estará a lo dispuesto por la Ley. (L) Estas Políticas han sido preparadas en idiomas español e inglés de modo simultáneo; sin embargo, la versión en idioma español prevalecerá. (G) Any reference to "these Policies ", "in these Policies" or "from these Policies", or similar, means a reference to these Policies as a whole and not to a portion thereof, unless otherwise expressly stated. (H) References to any Person shall include its permitted assignees and beneficiaries and its Family Members (and in the case of any Governmental Authority, any Person succeeding in the function, authority, and competence of such Governmental Authority). (I) References to any law include any modification, amendment or supplement thereto, and any law substituting it. (J) References to any document or instrument, including these Policies, shall include: (i) all exhibits, or other documents attached thereto, (ii) all the documents or instruments issued or executed in substitution of such documents; and (iii) any amendments, modifications, supplements, restatements or compilations of such documents. (K) For anything not expressly regulated by these Policies, the provisions of the Law. (L) These Policies had been prepared in Spanish and English languages simultaneously; however, the Spanish language version shall prevail.

10 Artículo 2. (A) Serán sujetos obligados a dar estricto cumplimiento a estas Políticas, los Consejeros y los Directivos o Empleados Relevantes que lleven a cabo o pretendan llevar a cabo Operaciones con Valores. En la realización de dichas Operaciones con Valores, las personas antes mencionadas deberán ajustarse a lo que específicamente se establece en estas Políticas, en la Ley, la Circular y en las Disposiciones. (B) La Sociedad misma debe de cumplir con estas Políticas y con la Ley al llevar a cabo transacciones con sus Valores y no realizará Transacciones con Valores, ni operará ningún plan de recompra de Valores, cuando tenga en su poder Información Privilegiada. Cualquier recompra de Valores de la Sociedad deberá cumplir además con las políticas emitidas por el Consejo para tal efecto y con la Ley aplicable. Artículo 3. No se considerarán Operaciones con Valores a aquellas operaciones que lleven a cabo los Consejeros, los Directivos o Empleados Relevantes: i. Con acciones de sociedades de inversión, cualesquiera otros valores no relacionados con la Sociedad, o valores gubernamentales. ii. Recepción de Valores que derive de prestaciones o planes de compensación otorgados a dichas personas en su carácter de empleados o directivos de la Sociedad, siempre que dichos planes hubieren sido aprobados conforme a la ley o por la asamblea general de accionistas de la Sociedad o por cualquier órgano societario aplicable; y Article 2. (A) The Board Members, Officers and Relevant Employees who making or intending to make any Transactions with Securities, are obliged to strictly comply with these Policies. In performing of such Transactions with Securities, the above- mentioned persons must comply with that specifically established in these Policies, in the Law, the Circular and the Provisions. (B) The Company itself must comply with these Policies and the Law when trading with its Securities and will not make Transactions with Securities, nor will operate any Securities’ repurchase plan, when in possession of Privileged Information. Any repurchase of Company’s Securities must also comply with the relevant policies issued by the Board and applicable Law. Article 3. It shall not be considered as Transactions with Securities those made by Board Members, Officers, and Relevant Employees: i. With shares of investment companies, any other securities not related to the Company or with governmental securities. ii. Receipt of Securities deriving from benefits or compensation plans granted to such persons as employees or officers of the Company; provided that, such plans have been approved pursuant to Law or by the general shareholders’ meeting of the Company, or by any applicable corporate body; and

11 iii. Aquellas transferencias o ventas de Valores que se lleven a cabo a través de fideicomisos constituidos en términos de la Ley y que tengan por objeto establecer u operar planes de opción de compra de Valores, planes de incentivos, fondos de pensiones, jubilaciones o primas de antigüedad para Consejeros, Directivos o Empleados Relevantes, siempre que dichos planes hubieren sido aprobados conforme a la Ley o por la asamblea general de accionistas de la Sociedad o por cualquier órgano societario aplicable. Artículo 4. Los Consejeros, los Directivos y Empleados Relevantes que tengan acceso a Información Confidencial o a Información Privilegiada, deberán dar cumplimiento a lo previsto en estas Políticas, la Ley, la Circular, las Disposiciones y demás mecanismos de control que establezca la Sociedad. Artículo 5. Ya sea que esté disponible una Ventana o no, los Consejeros, los Directivos y Empleados Relevantes en ningún caso podrán: i. Efectuar o instruir la celebración de Operaciones con Valores cuya cotización o precio puedan ser influidos por la Información Privilegiada en posesión de dichas personas. ii. Proporcionar o transmitir Información Confidencial o Información Privilegiada a otra u otras Personas, por cualquier motivo, salvo que, por motivo de su empleo, cargo o comisión, la iii. Transfers or sales of Securities that are conducted through trusts incorporated in terms of the Law and that are aimed to establish or operate option plans to acquire Securities, incentive plans, pension funds, retirement or seniority premiums for Board Members, Officers or Relevant Employees; provided that, such plans have been approved pursuant to Law or by the general shareholders’ meeting of the Company, or by any applicable corporate body. Article 4. The Board Members, Officers and Relevant Employees having access to Confidential or Privileged Information must comply to that set forth in these Policies, the Law, the Circular, the Provisions and other control mechanisms established by the Company. Article 5. Whether there is a Window available or not, the Board Members, Officers and Relevant Employees, under no circumstance may: i. Perform or instruct the execution of Transactions with Securities which price may be influenced by the Privileged Information in their possession. ii. Providing or transmitting Confidential Information or Privileged Information to another Person or Persons, for any reason; unless that, due to their employment, charge or commission, the relevant Person must know it, and

12 Persona de que se trate deba de conocerla, y habiendo sido advertida de la naturaleza confidencial o privilegiada de la información (y su obligación de respetar tal carácter). iii. Emitir recomendaciones sobre los Valores cuando su cotización o precio pueda verse influido por la Información Confidencial o Información Privilegiada en su poder. iv. Hacer decisiones de inversión basadas en Información Confidencial o Información Privilegiada con respecto de cualquier cuenta sobre la que tengan poder, directa o indirectamente (ya sea que tengan o no un interés económico sobre dicha cuenta), y aquellas cuentas establecidas o mantenidas por dichas personas con su consentimiento o conocimiento y en las que dichas personas tengan un interés económico, ya sea directo o indirecto. v. Discutir Información Confidencial o Información Privilegiada en lugares públicos o en áreas comunes de la Sociedad; y vi. Revelar la fecha de cierre de una Ventana, especialmente cuando se trate un cierre extraordinario de dicha Ventana. Las anteriores prohibiciones sólo estarán vigentes mientras la información de que se having been advised of its confidential or privileged nature (and its obligation to respect such character). iii. Issue any recommendation with respect to the Securities when their quote or price may be influenced by Confidential Information or Privileged Information in their possession. iv. Make investment decisions based on any Confidential Information or Privileged Information with respect to any account over which they have or share the power, directly or indirectly (whether or not such persons have a financial interest in the account) and those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest. v. Discuss Confidential Information or Privileged Information in public places or in common areas on Company property; and vi. Reveal the closing date of a Window, especially when it is an extraordinary closing of such Window. The above prohibition shall be in force, while the information remains as Confidential Information or Privileged Information.

13 trate tenga el carácter de Información Confidencial o Información Privilegiada. Artículo 6. La dirección jurídica de la Sociedad, a través de la persona que funja como director jurídico o su equivalente, será la responsable de: i. Dar seguimiento a estas Políticas. ii. Verificar el cumplimiento de las mismas por parte de los Consejeros, los Directivos y Empleados Relevantes. iii. Informar al Comité respecto de cualquier incumplimiento por parte de los Consejeros, los Directivos o Empleados Relevantes del que tenga conocimiento. iv. Comunicar a la Comisión y a cualquier Autoridad de Valores que corresponda, los incumplimientos de los Consejeros, los Directivos o Empleados Relevantes respecto de estas Políticas, la Ley, la Circular y las Disposiciones, a fin de que se proceda en términos de la legislación aplicable en contra de dichas personas. v. Rendir de manera trimestral al Consejo un informe sobre el cumplimiento o incumplimiento por parte de los Consejeros, los Directivos o Empleados Relevantes respecto de estas Políticas, o tan pronto como sea posible en caso de un incumplimiento grave; y Article 6. The legal department of the Company, through the person acting as general counsel or equivalent, will be responsible for: i. Follow up on these Policies. ii. Verifying compliance of the Policies by the Board Members, Officers and Relevant Employees. iii. To inform the Committee of any breach by the Board Members, the Officers and Relevant Employees of which becomes aware. iv. Notify the Commission and to any corresponding Securities Authority of any breach by Board Members, Officers and Relevant Employees to these policies, the Law, the Circular and Provisions, to proceed as appropriate in terms of the applicable legislation against such persons. v. To submit quarterly to the Board of Directors a report on the compliance or failure by the Board Members, Officers and Relevant Employees to these policies, or as soon as possible in case of a serious breach; and

14 vi. Determinar que no podrán llevarse a cabo Transacciones con Valores aún dentro de una Ventana, como resultado de una transacción de negocios pendiente, un ciberataque, cualquier asunto relevante que no haya sido divulgado al público o por cualquier otra razón aplicable conforme a la Ley. CAPÍTULO II Medidas de Control de Información Confidencial y de Información Privilegiada Artículo 7. En el caso de que exista Información Confidencial y/o Información Privilegiada, la Sociedad deberá seguir el procedimiento que a continuación se describe, hasta en tanto, dicha Información Confidencial y/o Información Privilegiada, no sea revelada al público en general a través de los medios establecidos en la Ley: i. La dirección de administración y finanzas de la Sociedad abrirá un expediente electrónico y, en caso de existir documentos que no estén digitalizados o en algún medio electrónico o magnético, un expediente físico en el que se archivará la Información Confidencial y/o la Información Privilegiada y se mantendrá en resguardo. ii. Se deberá asegurar el acceso limitado a los expedientes físicos y/o electrónicos a que se hace referencia en el apartado anterior, en algún archivo con acceso restringido, solamente a aquellas Personas que vi. Determining that Transaction with Securities may occur, even during the Window, as a result of a pending business transaction, a cyber-breach, any relevant development that has not yet been publicly disclosed or for any other reason pursuant to the Law. CHAPTER II Control Means of the Confidential and Privileged Information Article 7. In the event of the existence of Confidential Information and/or Privileged Information, the Company shall follow the procedures described below, until such Confidential and/or Privileged Information are disclosed to the public through the means established by the Law. i. The Company’s administration and finance department will open an electronic file and, if there are documents that are not digitalized or exist in any electronic or magnetic medium, a physical file which will contain the Confidential and/or the Privileged Information, which will be kept confidential. ii. Limited access should be provided to the physical and / or electronic files referred to in the preceding paragraph in some restricted file to which only to those Persons who need to know such information may have access.

15 deban conocer la información de que se trate. iii. Como parte del expediente se integrará una lista elaborada por el propio director de administración y finanzas en la que se incluirá por lo menos: (a) el nombre de los empleados de la Sociedad y de cualquier otra Persona que haya tenido acceso a dicha Información Confidencial y/o Información Privilegiada, (b) la razón por la que tuvieron acceso, (c) grado del acceso que dichas personas tuvieron a la Información Confidencial y/o Información Privilegiada, (d) la fecha y hora a partir de la cual tuvieron acceso, (e) en su caso, la fecha y hora a partir de la cual dejaron de tener acceso a dicha Información Confidencial y/o Información Privilegiada y (f) fecha a partir de la cual la Información Confidencial y/o Información Privilegiada dejó de tener dicho carácter. Esta lista se deberá hacer del conocimiento de la Comisión, si la misma lo solicitare, por lo que deberá mantenerse actualizado y correcto, sin omisiones. iv. El expediente también deberá incorporar una notificación escrita y recibida de la Persona que corresponda, en la que se reconozca por dicha Persona que tuvo acceso a Información Confidencial y/o Información Privilegiada, y el carácter de dicha información, así como las consecuencias que podría tener la divulgación o uso inapropiado de dicha Información Confidencial y/o Información Privilegiada. iii. As part of the file, there should be a list drafted by the director of administration and finance including at least: (a) the name of the employees of the Company having access to such Confidential Information and/or Privileged Information, (b) the reasons why they had access, (c) the degree of access by such persons to Confidential Information and/or Privileged Information, (d) the date and time at which they had access, (e) if applicable, the date and time after which they no longer had access to such Confidential Information and/or Privileged Information and (f) the date from which the Confidential Information and/or Privileged Information ceased being characterized as such. This list shall be made available to the Commission, if so requested, and must therefore be kept updated and correct, without omission. iv. The file must also include a written notice received by the corresponding Person, acknowledging that said Person had access to Confidential Information and/or Privileged Information, the nature of such information and the consequences of the disclosure or misuse of such Confidential Information and/or Privileged Information.

16 Artículo 8. El expediente que se abra en términos de lo previsto en el Artículo 7 anterior, deberá permanecer en la Sociedad bajo el resguardo de la dirección de administración y finanzas por lo menos durante un periodo de 5 (cinco) años contados a partir del Día Hábil siguiente a la fecha en que la Información Confidencial y/o Información Privilegiada hubiera sido dada a conocer al público en términos de lo previsto en la Ley. Artículo 9. La dirección de administración y finanzas o su equivalente o la dirección jurídica, o ambas de manera coordinada, tendrán la obligación de facilitar copias de los expedientes que se abran en términos de lo previsto en este capítulo, a la Autoridad de Valores correspondiente tan pronto como reciba un requerimiento oficial al respecto, sin que requiera de autorización de ningún funcionario u órgano corporativo para la satisfacción del requerimiento de que se trate. CAPÍTULO III Operaciones con Valores Artículo 10. Los principios que regirán el actuar de los Consejeros, Directivos o Empleados Relevantes en la realización de Operaciones con Valores deberán ser: i. Transparencia en la celebración de Operaciones con Valores. ii. Igualdad en la celebración de Operaciones con Valores, no aprovechando Información Confidencial y/o Información Privilegiada que les dé ventaja sobre Article 8. The file opened in terms of the provisions of Article 7 above, shall remain in the Company under the custody of the administration and finance director for a period of at least five (5) years from the business day following the date after which the Confidential Information and/or privileged Information had been disclosed to the public in accordance with the provisions of the Law. Article 9. The administration and finance director or his equivalent or the legal department or both in a coordinated manner, shall be obliged to provide copies of the files opened in terms of the provisions of this chapter to the corresponding Securities Authority after receipt of an official requirement, without requiring authorization of any officer or corporate body to comply therewith. CHAPTER III Transactions with Securities Article 10. The principles governing the actions of the Board Members, Officers and Relevant Employees in conducting Transactions with Securities shall be: i. Transparency in executing Transactions with Securities. ii. Equality in the execution of Transactions with Securities, not taking advantage of Confidential Information and/or Privileged Information, giving them an

17 los demás participantes en el mercado. iii. Observancia de los usos y prácticas bursátiles. iv. Abstenerse de llevar a cabo Operaciones con Valores cuando en su actuar existan conflictos de interés; y v. Evitar conductas indebidas o violatorias de la Ley y de los códigos de ética y regulaciones internas de la Sociedad, al hacer Operaciones con Valores. Artículo 11. Los Consejeros, los Directivos o Empleados Relevantes, sólo podrán celebrar Operaciones con Valores durante las Ventanas; en el entendido de que previo a realizar cualquier transacción deberán confirmar por medio de correo electrónico o cualquier otro medio de comunicación que deje constancia, con la dirección jurídica de la Sociedad, la no existencia de impedimentos para llevar a cabo Transacciones con Valores en dicha fecha. Artículo 12. Los Consejeros, los Directivos o Empleados Relevantes tendrán prohibido adquirir, directa o indirectamente, Valores durante el plazo de 3 (tres) meses contados a partir de la fecha de la última enajenación de Valores que hubieren realizado; de igual forma la misma prohibición aplicará para la enajenación de Valores pero respecto de la última adquisición de Valores que hubieran realizado. Lo anterior, sujeto a las excepciones permitidas en términos de lo previsto en la Ley. advantage over the other participants of the market. iii. In accordance with market practices and customs. iv. Refrain from conducting Transactions with Securities when there are any conflicts of interest; and v. Avoid any misconduct or violation of the Law and of the Company’s code of ethics and internal regulations, while executing Transactions with Securities Article 11. The Board Members, Officers and Relevant Employees, may execute executing Transactions with Securities only during the Windows; provided that prior to execute any such transaction must confirm, through electronic mail or any other communication means that allows trace, with the legal department of the Company that there is no impediment to conduct Transactions with Securities at such date. Article 12. It is prohibited to the Board Members, Officers, and Relevant Employees to acquire, directly or indirectly, Securities within 3 (three) months from the date of the last sale Securities by said persons; the same prohibition will also apply for the sale of Securities but in connection with the last acquisition of Securities made by those persons. The above, subject to the exceptions described in the Law.

18 Esta disposición no afectará a aquellas transferencias de Valores a los Consejeros, Directivos o Empleados Relevantes que se lleven a cabo por parte de fideicomisos constituidos en términos de la Ley y que tengan por objeto establecer u operar planes de opción de compra de Valores, planes de incentivos, fondos de pensiones, jubilaciones o primas de antigüedad para Consejeros, Directivos o Empleados Relevantes, siempre que dichos planes hubieren sido aprobados conforme a la legislación aplicable o por la asamblea general de accionistas de la Sociedad o por cualquier órgano societario aplicable, y siempre que los Consejeros, Directivos o Empleados Relevantes no tengan la facultad de instruir a dichos fideicomisos la celebración de operaciones con Valores. Artículo 13. Mientras exista Información Confidencial y/o Información Privilegiada reservada por la Sociedad, es decir, que no se haya hecho pública conforme a la Ley, los Consejeros, los Directivos o Empleados Relevantes, estarán impedidos de llevar a cabo cualquier Operación con Valores. Artículo 14. En el caso que cualquier Consejero, Directivo o Empleado Relevante tuviere la necesidad de llevar a cabo alguna Operación con Valores fuera de las Ventanas referidas en el Articulo 11 anterior, ya fuera por necesidades de liquidez para hacer frente a un caso de emergencia, caso fortuito o de fuerza mayor, podrá solicitar al secretario del consejo de administración se convoque al Comité para que analice, y en su caso, otorgue la dispensa correspondiente, en el entendido que (i) el Comité podrá requerir la preparación de una opinión por uno o varios expertos independientes, y (ii) dicha dispensa en ningún caso podrá contravenir las disposiciones aplicables, o se considerará This provision will not affect those transfers of Securities to the Board Members, Officers and Relevant Employees made by trusts incorporated in terms of the Law and having the purpose to establish or operate Securities purchase option plans, incentive plans, pension funds, retirement or seniority premiums for Board Members, Officers or Relevant Employees; provided that, such plans have been approved pursuant to applicable Law or by the general shareholders’ meeting of the Company, or by any applicable corporate body, and provided that the Board Members, Directors and Relevant Employees do not have the authority to instruct such trusts to execute Transactions with Securities. Article 13. While there is Confidential Information and/or Privileged Information reserved by the Company, which has not been made public pursuant to the Law, the Board Members, Officers and Relevant Employees, shall not be able to make any Transaction with Securities. Article 14. In case of any Board Member, Officer or Relevant Employee has the need to make any Transaction with Securities outside the Windows referred to in Article 11 above, whether to solve liquidity needs to deal with an emergency, force majeure or act of god; may request to the secretary of the Board of Directors to call the Committee to analyze and, if appropriate, grant the corresponding waiver, in the understanding that (i) the Committee may require the preparation of an opinion by one or more independent experts, and (ii) such waiver shall not contravene the applicable provisions, nor it shall be deemed to constitute a safeguard or waiver of, or

19 constituye una salvaguarda o dispensa del, o que prejuzga respecto al cumplimiento de cualesquiera disposiciones legales aplicables. Será requisito esencial de dicha dispensa la determinación de qué medidas deberán aplicarse para evitar la difusión indebida de Información Confidencial y/o Información Privilegiada por parte del Consejero, Directivo o Empleado Relevante de que se trate al momento de hacer la transacción respectiva. Artículo 15. Siempre que realicen una Operación con Valores, los Consejeros, Directivos o Empleados Relevantes estarán obligados a entregar, no más tarde de la fecha que sea 3 (tres) Días Hábiles contados a partir de celebrada la Operación con Valores de que se trate, a la dirección jurídica de la Sociedad, un informe respecto de la misma, para lo cual utilizarán el formulario que se acompaña a estas Políticas como Anexo “1”, y la dirección jurídica transmitirá los informes necesarios a las Autoridades de Valores que correspondan, en el entendido que dicha información deberá ser proporcionada con antelación a dicha dirección jurídica, de solicitarse de forma expedita a los Consejeros, Directivos o Empleados Relevantes, especialmente en los casos que mediare una solicitud de cualquier Autoridad de Valores o bolsa de valores. Artículo 16. La obligación prevista en el Artículo 15 anterior, será en adición a cualquiera otra obligación de revelación de tenencia de Valores que, de tiempo en tiempo, los Consejeros, Directivos o Empleados Relevantes estén obligados a hacer en términos de lo previsto en la Ley. prejudges with respect to, compliance with any applicable legal provisions. It will be an essential requirement of such waiver, the determination of the means that should be applied to prevent an improper dissemination of Confidential Information and/or Privileged Information by the relevant Board Member, Officer or Relevant Employee when executing such transaction. Article 15. Whenever any Transaction with Securities is made, the Board Members, Officers and Relevant Employees are required to deliver, within 3 (three) Business Days from the date of execution of the relevant Transaction with Securities, a report thereof to the legal department of the Company, according to the form attached hereto as Exhibit "1" , and the legal department will transmit the necessary reports to the corresponding Securities Authorities, provided that such information must be delivered to the general counsel immediately, if requested to the Board Members, Officers and Relevant Employees, especially in the case where any Securities Authority or stock exchange has requested. Article 16. The obligation set forth in Article 15 above, shall be in addition to any other obligation of disclosure of their holding of Securities that from time to time, the Board Members, Officers and Relevant Employees are required to do in terms of the provisions of the Law.

20 Artículo 17. Donaciones de Valores de la Sociedad sólo se podrán realizar (i) cuando el Consejero, Directivo o Empleado Relevante no tenga en su posesión Información Privilegiada, y (ii) dentro de una Ventana. Las donaciones de Valores están sujetas a estas Políticas. CAPÍTULO IV Incumplimientos, Procedimiento y Sanciones Artículo 18. En caso de que se detecte en cualquier momento un incumplimiento por parte de cualquier Consejero, Directivo o Empleado Relevante respecto a las disposiciones de las presentes Políticas, el Comité: i. Notificará al Consejero, Directivo o Empleado Relevante respecto de su incumplimiento y requerirá se subsane dicho incumplimiento, de ser esto posible, o su debida revelación. ii. Incluirá una descripción del incumplimiento de que se trate dentro del reporte trimestral al Consejo, incluyendo el nombre del Consejero, Directivo o Empleado Relevante que hubiera incumplido con estas Políticas; y iii. En caso de que el Comité determine que el incumplimiento fue grave, de conformidad con lo previsto en el Artículo 18 siguiente, notificará por escrito al Consejo, a fin de que el propio Consejo determine si se debe de reunir o adoptar una resolución al respecto, pudiendo (i) solicitar una opinión independiente al respecto, y Article 17. Gifts of Securities should only be made (i) when the Board Member, Officer or the Relevant Employee is not in possession of Privileged Information and (ii) inside a Window. Gifts of Securities are subject to these Policies. CHAPTER IV Defaults, Procedure and Penalties Article 18. In case of noting a breach from any Board Member, Officer and Relevant Employee regarding to the provisions of these Policies, the Committee: i. Will notify to the Board Member, Officer or Relevant Employee of the breach and require to cure, if possible, or its due disclosure. ii. A description of the breach will be included in the quarterly report to the Board of Directors, including the name of the Board Member, Officer or Relevant Employee breaching these Policies; and iii. In the event that the Committee determines that the breach was serious, in accordance with the provisions of Article 18 below, it shall notify in writing to the Board of Directors, so that the Board of Directors determine if it is necessary to gather or adopt a resolution on such regard, being able to (i) request an independent opinion regarding the

21 (ii) hacerlo del conocimiento de las Autoridades de Valores. Artículo 19. El Comité una vez que tenga noticia de un incumplimiento, celebrará una sesión extraordinaria en la que hará una determinación preliminar de la gravedad del incumplimiento. Un incumplimiento será calificado por el Comité como grave, mediante la valoración que el propio Comité haga respecto (con el apoyo de cualquier opinión de un experto independiente) de los siguientes aspectos de la Operación con Valores de que se trate: i. La existencia de Información Confidencial y/o Información Privilegiada, al momento de llevarse a cabo la Operación con Valores de que se trate. ii. El grado de conocimiento del Consejero, Directivo o Empleado Relevante respecto de la Información Confidencial y/o Información Privilegiada. iii. Los detalles de la Operación con Valores de que se trate, tales como precio y volúmenes, considerando las condiciones de mercado. iv. Las consecuencias que dicha Operación con Valores tuvo en el precio de los Valores, en caso de haberse llevado a cabo en condiciones que no correspondían a las condiciones prevalecientes en el mercado. v. Si se incumplieron las disposiciones aplicables. breach, and (ii) to notify the Securities Authorities. Article 19. Once the Committee gets knowledge of a breach, will hold an extraordinary meeting to make a preliminary determination of the seriousness of the breach. A breach shall be classified by the Committee as serious by an assessment (with the support of any independent expert opinion) of the following aspects of the Transaction with Securities: i. The existence of Confidential Information and/or Privileged Information, at the time of making the relevant Transaction with the Securities. ii. The degree of knowledge of the Board Member, Officer or Relevant Employee regarding Confidential Information and/or Privileged Information. iii. The details of the relevant Transaction with Securities, such as price and volume, taking into consideration the market conditions. iv. The consequences of that Transaction with Securities on the price of Securities, if made under conditions that did not correspond to the prevailing market conditions. v. If the applicable provisions were breached.

22 vi. Si es necesario revelar el incumplimiento a las Autoridades de Valores. vii. El número de incumplimientos a, y antecedentes respecto de, las Políticas por parte del Consejo, Directivo o Empleado Relevante de que se trate. viii. El reporte de la Operación con Valores por parte del Consejero, Directivo o Empleado Relevante en términos de lo previsto en el Artículo 15 de estas Políticas. Artículo 20. Una vez hecha la determinación preliminar de gravedad del incumplimiento respectivo, el Comité enviará a través del secretario del Consejo al Consejero, Directivo o Empleado Relevante de que se trate, una notificación en la que: (a) se le informe sobre el incumplimiento, la naturaleza del mismo y la determinación preliminar de gravedad por parte del Comité, y (b) se le conceda un plazo improrrogable de 5 (cinco) Días Hábiles contados a partir del día siguiente en que hubiera recibido la notificación correspondiente, para que haga llegar por escrito a los miembros del Comité toda la información, pruebas y alegatos que a su derecho convenga. Dentro de los 5 (cinco) Días Hábiles siguientes a lo que ocurra primero de entre: (x) la fecha en que venza el plazo señalado en el párrafo anterior, y (y) la fecha en que el Consejero, Directivo o Empleado Relevante hubiera entregado la información, pruebas y alegatos mencionados en el párrafo anterior, el Comité celebrará una sesión a la que estará vi. If it is necessary, to reveal the breach to the Securities Authorities. vii. The number of times and background of breach by the Board Member, Officer or Relevant Employee to these Policies; and viii. The report of the Transaction with Securities by the Board Member, Officer or Relevant Employee in terms of the provisions in Article 15 of these Policies. Article 20. Once the preliminary determination of seriousness of the breach has been made, the Committee will send through the Secretary of the Board to the Board Member, Officer or Relevant Employee, a notice: (a) informing on the breach, nature of the breach and the preliminary determination of seriousness by the Committee, and (b) the granting of a non- extendible 5 (five) Business Days period from the day of receipt of the notice, to provide in writing to the members of the Committee all information, evidence and allegations deemed necessary. Within 5 (five) Business Days, from the earlier of: (x) the termination of the period described in the preceding paragraph, and (y) the date in which the Board Member, Officer or Relevant Employee provided the information, evidence and arguments referred to in the previous paragraph, the Committee will hold a session to which the Board Member, Officer

23 invitado el Consejero, Directivo o Empleado Relevante, quien podrá exponer lo que, en su caso, estime conveniente. Una vez hechas las exposiciones, el Comité sesionará en privado y emitirá una resolución, a la brevedad posible, la cual, por lo menos debe contener: i. Una descripción detallada del incumplimiento. ii. La descripción y valoración de las pruebas, información y alegatos del Consejero, Directivo o Empleado Relevante. iii. La determinación definitiva de la gravedad del incumplimiento por parte del Comité. iv. Cualquier opinión de cualquier tercero independiente respecto de una parte o la totalidad de los eventos de que se trate. v. La sanción aplicable al Consejero, Directivo o Empleado Relevante de que se trate; y vi. La instrucción al titular de la dirección jurídica para que proceda a notificar a las Autoridades de Valores, para que se abran los procedimientos legales que correspondan y apliquen las sanciones previstas en la Ley. Artículo 21. Los Consejeros, Directivos o Empleados Relevantes que hubieran incumplido con las presentes Políticas, podrán ser objeto de las siguientes sanciones, mismas que serán determinadas y aplicadas por el Comité, y serán en adición a or Relevant Employee will be invited, and may express his/her arguments. Upon termination of the arguments, the Committee shall meet in private and will promptly issue a resolution, which should at least include: i. A detailed description of the breach. ii. The description and evaluation of the evidence, information and allegations of the respective Board Member, Officer or Relevant Employee. iii. The final determination by the Committee on the seriousness of the breach. iv. Any opinion of any independent third party with respect to part or all of the relevant events. v. The penalty applicable to the Board Member, Officer or Relevant Employee; and vi. The instruction to the head of the legal department to notify the Securities Authorities, so to open the appropriate legal procedures and apply the penalties provided by Law. Article 21. The Board Member, Officer or Relevant Employee who fails to comply with these Policies may be subject to the following penalties, to be determined and applied by the Committee in addition to those, if any, determined by the Securities Authorities.

24 las que en su caso, determinen las Autoridades de Valores: i. Amonestación. En el caso de Consejeros será dada a conocer al Consejo durante la siguiente reunión del Consejo que se celebre después de la emisión de la amonestación respectiva. En el caso de Directivos o Empleados Relevantes, dicha amonestación será incluida en su expediente laboral y revelada al Consejo. ii. Separación del Cargo. En el caso de un incumplimiento grave por parte de un Consejero se notificará al Consejo para que en una sesión extraordinaria (sin contar el voto del Consejero de que se trate) resuelva sobre la separación de dicho Consejero, y en su caso, el inicio de cualesquiera acciones legales que procedan en su contra. En este supuesto, el Consejero separado, no será liberado por la Sociedad de la responsabilidad en que haya incurrido. De ser necesario para la remoción del Consejero o sustitución del Consejero, el Consejo podrá convocar a una reunión de la asamblea general de accionistas de la Sociedad, para que decida lo que corresponda. iii. Despido. En el caso de un incumplimiento grave por parte de un Directivo o Empleado Relevante, el mismo podrá ser separado de su puesto, para lo cual se informará al responsable de recursos humanos o su equivalente de la Sociedad, a fin de que proceda a hacer el despido correspondiente, el cual constituirá i. Warning. In the case of Board Members will be disclosed to the Board at the next meeting held after the issuance of the respective warning. In the case of an Officer or Relevant Employee, the warning will be included in his/her employment file and revealed to the Board. ii. Separation of Office. In the case of a serious breach by a Board Member, the Board will be notified for an extraordinary meeting (without the vote of the relevant Board Member) to resolve on the separation of office of such Board Member and in its case, to start any appropriate legal actions against him/her. In this case, the separated Board Member will not be released by the Company from the liability which he/she might have incurred. If necessary for the dismissal or substitution of the Board Member, the Board may call to a general shareholder’s meeting of the Company to adopt the necessary resolutions. iii. Dismissal. In the case of a serious breach by an Officer or Relevant Employee, he/she may be removed from its office, for which the human resources manager or its equivalent of the Company shall be informed, to arrange the corresponding dismissal, which will constitute for all legal purposes, a justified dismissal without

25 para todos los efectos legales, un despido con causa y sin responsabilidad para la Sociedad. El despido del Directivo o Empleado Relevante no lo liberará de ninguna responsabilidad en que hubiera incurrido ya sea frente a la Sociedad y/o frente a cualquier Autoridad de Valores. Para efectos de dicho despido (i) se incluirá en los contratos o documentación correspondiente esta causal de terminación de la relación laboral, y (ii) el Consejo y/o el Comité entregarán al responsable de recursos humanos cualquier información disponible. CAPÍTULO V Obligatoriedad y Difusión Artículo 22. Toda vez que las presentes Políticas derivan de lo previsto en la Ley, la observancia y aplicación de las mismas serán obligatorias para los Consejeros, Directivos y Empleados Relevantes, quienes en todo caso deberán de dar cumplimiento a las mismas en adición de cualquier otra disposición legal aplicable (de la que los Consejeros, Directivos y Empleados Relevantes deberán informarse, para lo cual podrán solicitar cualquier información y hacer cualquier consulta, a la dirección jurídica de la Sociedad). Artículo 23. Estas Políticas y cualquier modificación que a las mismas se haga, deberán ser comunicadas de modo fehaciente a los Consejeros, Directivos y Empleados Relevantes, quienes en todo caso, habrán de confirmar por escrito la recepción y entendimiento de las mismas. Dichas confirmaciones serán incluidas en el expediente que de estas Políticas se abra y any liability to the Company. Dismissal of the Officer or Relevant Employee will nor release him/her from any liability in which he/she might have incurred before the Company and/or any Securities Authorities. For the purposes of such dismissal (i) it must be included within the corresponding contracts or documentation, this dismissal cause, and (ii) the Board and/or the Committee will deliver to the human resources department any information available. CHAPTER V Binding Effect and Publicity Article 22. Considering that these Policies derived from the provisions of Law, the enforcement and implementation thereof shall be binding to the Board Members, Officers and Relevant Employees, who in any case must comply with, in addition to any other applicable legal provision (of which the Board Members, Officers and Relevant Employees must be informed, for which they should request any information and make any consultation to the general counsel of the Company). Article 23. These Policies and any amendments thereto, shall be communicated to the Board Members, Officers and Relevant Employees, who must confirm in writing their receipt and acknowledgement. Such confirmations shall be included in the files of these Policies and will be kept within

26 mantenga en la dirección jurídica de la Sociedad. Artículo 24. En relación con Valores vendidos en los Estados Unidos, la Ley aplicable en dicha jurisdicción requiere que cualquier Persona que ofrezca o venda valores registre dicha transacción con la Autoridad de Valores, salvo que exista una excepción de registro. La Regla 144 de la Ley es una excepción típicamente utilizada para (i) ventas públicas de “valores restringidos” de una Persona (por ejemplo, valores no registrados en ventas privadas) y (ii) ventas públicas por Consejeros, Directivos o Empleados Relevantes de la Sociedad (conocidos como “afiliados” para los propósitos de los Artículos 24 a 27 de estas Políticas) de cualesquiera Valores de la Sociedad, ya sean restringidos o no. La excepción de la Regla 144 sólo se puede usar si se cumplen ciertas condiciones. Estas condiciones varían con base en si la Sociedad ha sido sujeta a requisitos de reporte por 90 días (y si es por tanto, una “compañía que reporta” para los propósitos de la regla) y si la persona que busca vender los valores es un afiliado o no. La aplicación de la Regla es compleja y los afiliados no deben hacer ventas de Valores confiando en la Regla 144 sin obtener la aprobación de la dirección jurídica de la Sociedad, quien podrá requerir que el afiliado obtenga una opinión legal de un asesor legal independiente satisfactoria para la dirección jurídica, concluyendo si la venta propuesta califica para la excepción de la Regla 144. i. Periodo de Retención. Los valores restringidos emitidos por una compañía que reporta (esto es, una compañía que ha sido sujeta de reportes por al menos the file at the legal department of the Company. Article 24. In connection with Securities traded in the United States, the applicable Law at such jurisdiction requires every Person who offers or sells a security to register such transaction with the Securities Authority unless an exemption from registration is available. Rule 144 under the Law is the exemption typically relied upon for (i) public resales by any Person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by Board Members, Officer or Relevant Employees of the Company (known as “affiliates” for purposes of Articles 24 to 27 of these Policies) of any of the Company’s Securities, whether restricted or unrestricted. The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and affiliates should not make a sale of Securities in reliance on Rule 144 without obtaining the approval of the Company’s general counsel, who may require the affiliates to obtain an outside legal opinion satisfactory to the general counsel concluding that the proposed sale qualifies for the Rule 144 exemption. i. Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the reporting requirements for at least 90

27 90 días) deben ser propiedad, y totalmente pagadas, por al menos un periodo de 6 meses previo a su venta. Valores restringidos emitidos por una compañía que no reporta, están sujetos a un periodo de retención de un año. El requisito de periodo de retención no aplica a valores titularidad de afiliados que hayan sido adquiridas ya sea en el mercado abierto o en una oferta pública de valores registrada bajo la Ley. Generalmente, si un vendedor adquirió los Valores de alguien que no era la Sociedad o un afiliado de la Sociedad, el periodo de retención de la persona de quien el vendedor adquirió los Valores puede ser “adicionado” al periodo de retención del vendedor, al determinar si el periodo de retención ha sido satisfecho. ii. Información Pública Actual. La información corriente de la Sociedad debe estar disponible al público antes de que la venta se realice. Los reportes periódicos de la Sociedad ordinariamente satisfacen este requisito. Si el vendedor no es un afiliado de la Sociedad (y no ha sido un afiliado por al menos 3 meses) y un año ha pasado desde que los valores fueron adquiridos del emisor o de un afiliado del emisor (lo que suceda más tarde), el vendedor podrá vender los valores sin considerar el requisito de información pública corriente. La Regla 144 también impone las condiciones adicionales siguientes para las ventas por afiliados. Una persona es considerada como “afiliado” y por tanto sujeta a estas condiciones adicionales, si es actualmente un days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Law. Generally, if the seller acquired the Securities from someone other than the Company or an affiliate of the Company, the holding period of the Person from whom the seller acquired such Securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied. ii. Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports ordinarily satisfy this requirement. If the seller is not an affiliate of the Company (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement. Rule 144 also imposes the following additional conditions on sales by affiliates. A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has

28 afiliado o ha sido un afiliado dentro de los 3 meses previos: a. Limitaciones de Volumen. El monto de valores de deuda que pueden ser vendidos por un afiliado y por ciertas personas asociadas a un afiliado durante un periodo de 3 meses, no puede exceder del 10% del tramo (o clase cuando los valores no constituyen como acciones preferentes), junto con todas las ventas de valores del mismo tramo vendidas por cuenta de un afiliado. El monto de valores de capital que puede ser vendido por un afiliado durante cualquier periodo de 3 meses no puede exceder de lo mayor entre (i) 1% de las acciones en circulación de la clase, o (ii) el promedio semanal reportado del volumen operado de acciones de esa clase o serie, durante las 4 semanas calendario anteriores a la fecha en que la orden de venta es recibida por el intermediario o ejecutada directamente con un formador de mercado. b. Forma de Venta. Valores de capital de los que sean titulares afiliados, sólo pueden ser vendidos en transacciones de mercado no solicitadas, directamente a un formador de mercado o en transacciones como principal sin riesgo. c. Notificación de Venta. Un afiliado debe de notificar de la venta propuesta a la Autoridad de Valores al tiempo en que la orden de venta sea hecha a un intermediario, a menos que el monto a ser vendido no exceda de 5,000 acciones o no involucre un precio de venta mayor de US$50,000. been an affiliate within the previous three months: a. Volume Limitations. The amount of debt securities that can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non- participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker. b. Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions. c. Notice of Sale. An affiliate must file a notice of the proposed sale with the Securities Authority at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than U.S.$50,000.

29 Donaciones de buena fe no se considera que involucran ventas de acciones para propósitos de la Regla 144, por lo que puede hacerse en cualquier tiempo sin limitación del monto, sujeto a los términos de estas Políticas y en cumplimiento a la Ley. Los donatarios que reciban valores restringidos de un afiliado generalmente están sujetos a las mismas restricciones bajo la Regla 144 que le aplicarían al donante, dependiendo de las circunstancias. Artículo 25. Consejeros, Directivos y Empleados Relevantes también podrán vender valores en transacciones privadas sin registro bajo la Sección 4(a)(7) de la Ley, que permite las reventas de acciones de compañías que reportan a inversionistas acreditados, siempre y cuando la venta sea no solicitada por alguna forma de solicitud general o anuncio. Hay un número adicional de requerimientos, incluyendo que el vendedor y las Personas que participan en la venta bajo una base remunerada no sean “malos actores” bajo la Regla 506(d)(1) de la Regulación D, o de otra manera sujetos a ciertas descalificaciones por Ley; la Sociedad sea un negocio en marcha y no esté en concurso mercantil o quiebra; y que los valores ofrecidos hayan estado en circulación por al menos 90 días y no sean parte de una opción de sobreasignación no vendida por un intermediario. Reventas privadas deben de ser verificadas con anticipación con la dirección jurídica de la Sociedad y pueden requerir participación de abogado externo. Artículo 26. Con el fin de prevenir manipulación del mercado, la Autoridad de Valores adoptó la Regulación M. La Regulación M generalmente restringe a la Sociedad o a cualquiera de sus afiliados de adquirir Valores, incluyendo como parte de Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift, subject to the terms of these Policies and in compliance with Law. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances. Article 25. Board Members and Officers or Relevant Employees also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Law, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising. There are a number of additional requirements, including that the seller and Persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales must be reviewed in advance by the Company’s general counsel and may require the participation of outside counsel. Article 26. In order to prevent market manipulation, the Securities Authority adopted Regulation M. Regulation M generally restricts the Company or any of its affiliates from buying Securities, including as part of a share buyback program, in the open

30 programas de recompra en el mercado abierto, durante ciertos periodos cuando una distribución, como una oferta pública, está en trámite. Debe de consultar con la dirección jurídica de la Sociedad si desea hacer compras de Valores durante cualquier periodo en que la Sociedad esté llevando a cabo una oferta. Consideraciones similares pueden aplicar durante periodos en los que la Sociedad está llevando a cabo o ha anunciado una oferta de compra. Artículo 27. i. Anexos 13D y 13G. La Sección 13(d) de la Ley requiere la presentación de una declaración conforme al Anexo 13D (o Anexo 13G en ciertas circunstancias limitadas) por cualquier Persona o grupo que adquiera la titularidad de más del 5% de una clase de acciones registradas. El límite para reportar se logra si las acciones de las que se es titular, cuando sumadas al monto de acciones sujeto a opciones ejercitables dentro de 60 días, excede del límite de 5%. Un reporte en Anexo 13D se requiere presentar a la Autoridad de Valores y someter a la Sociedad dentro de 10 días después de que se llegó al límite. Si ocurre un cambio de relevancia en los hechos descritos en el Anexos 13D, como un incremento o decremento de 1% o más en el porcentaje de participación de capital, una modificación revelando el cambio debe de ser presentada de inmediato. Un decremento en la participación a menos del 5% es por sí mismo relevante y debe ser reportado. market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s general counsel, if you desire to make purchases of Securities during any period in which the Company is conducting an offering. Similar considerations may apply during period when the Company is conducting or has announced a tender offer. Article 27. i. Schedule 13D and 13G. Section 13(d) of the Law requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any Person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit. A report on Schedule 13D is required to be filed with the Securities Authority and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

31 Una categoría limitada de Personas (como son bancos, intermediarios y compañías de seguros) puede presentar el Anexo 13G, que es una forma mucho más abreviada del Anexo 13D, siempre y cuando los valores hayan sido adquiridos en el curso ordinario de su negocio y no con el propósito o efecto de cambiar o influenciar en el control del emisor. Un reporte en el Anexo 13G se requiere presentar a la Autoridad de Valores y a la Sociedad dentro de los 45 días siguientes al fin del año calendario en que el límite para el reporte se haya alcanzado. Una persona se considera como beneficiario de valores para los propósitos de la Sección 13(d) si dicha Persona tiene o comparte el poder de voto (ej. el poder de ejercer directamente el voto de los valores) o el poder de disponer (ej. el poder de vender u ordenar la venta de los valores). Una persona que presente un Anexo 13D o 13G puede rechazar la titularidad de valores atribuidos a dicha Persona si considera que tiene bases razonables para hacerlo. ii. Forma 144. Como ha quedado descrito anteriormente, un vendedor afiliado que actúe conforme a la Regla 144 debe de presentar una notificación a la Autoridad de Valores al momento de que la orden de venta sea entregada al intermediario, a menos que el monto a ser vendido durante un periodo de 3 meses no exceda de 5,000 acciones, ni involucre un monto de venta mayor de US$50,000. Artículo 28. En caso de duda respecto de la interpretación de estas Políticas, será el A limited category of Persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is a much abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. A report on Schedule 13G is required to be filed with the Securities Authority and submitted to the Company within 45 days after the end of the calendar year in which the reporting threshold is reached. A Person is deemed the beneficial owner of securities for purposes of Section 13(d) if such Person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A Person filing a Schedule 13D or 13G may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so. ii. Form 144. As described above an affiliate seller relying on Rule 144 must file a notice of proposed sale with the Securities Authority at the time the order to sell is placed with the broker unless the amount to be sold during any three- month period neither exceeds 5,000 shares nor involves sale proceeds greater than U.S.$50,000. Article 28. In case of doubt regarding the interpretation of these Policies, the Board of

32 Consejo el órgano encargado de esclarecer dicha interpretación. Sus resoluciones e interpretaciones serán inapelables. Para ello, el Consejo podrá solicitar la opinión de cualquier tercero independiente que considere necesario. Artículo 29. Estas Políticas sólo podrán ser modificadas, adicionadas, abrogadas o derogadas por el Consejo, mediante resolución adoptada por el voto favorable de la mayoría de sus miembros presentes en la sesión de que se trate. ** Fin de Texto** Directors will be the corporate instance entitled for clarifying the interpretation. Its resolutions and interpretations are not subject to appeal. For such purposes the Board may request the opinion of any independent third party, as deemed necessary. Article 29. These Policies may only be amended, added, abrogated or repealed by the Board of Directors, by resolution adopted by the affirmative vote of the majority of the members present at the relevant meeting. ** End of the Text** Constancia de Recepción y Aceptación El suscrito _________________________, en mi carácter de ___________________ de Corporación Inmobiliaria Vesta, S.A.B. de C.V. y sus Afiliadas, por este medio hago constar expresamente que, en esta fecha he recibido y me ha sido explicado el contenido de las presentes Políticas, y en este acto acepto y me obligo a dar cumplimiento a las mismas. _______________, a ____ de ________________ de 20__. ______________________________________ Nombre: Acceptance and Receipt The undersigned _________________________, in my capacity of ___________________ of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and its subsidiaries, by this means hereby certify that, on this date I received and acknowledge the content of these Policies, and hereby accept and oblige myself to comply with them. ___________________, this ______ day of ____________________ of 20__. __________________________________ Name:

Anexo "1"

Informe de Operaciones con Valores

NOMBRE DE LA EMISORA: Corporación Inmobiliaria Vesta, S.A.B. de C.V		
CONSEJERO / EMPLEADO RELEVANTE:		
APELLIDO PATERNO	**APELLIDO MATERNO**	**NOMBRE(S)**
VÍNCULO CON LA EMISORA a) Miembro del consejo de administración Si (__) / No (__) b) Directivo o Empleado Relevante Si (__) / No (__). Ocupando el cargo de ____________________		

OPERACIONES CELEBRADAS					
VALOR (Emisora y Serie)	TIPO (Enajenación, Adquisición)	FECHA DE CONCERTACIÓN	VOLUMEN	PRECIO	INTERMEDIARIO PARTICIPANTE
FECHA DE ENTREGA DE INFORMACIÓN A LA SOCIEDAD:					

Domicilio para recibir notificaciones: Teléfono:
Tiene conocimiento de Información Confidencial y/o de Información Privilegiada o que no haya sido dada a conocer al público por la Sociedad al momento de hacer la(s) Operación (es) con Valor(es) objeto del presente informe: **SI** (__) / **NO** (__)

"El suscrito bajo protesta de decir verdad, manifiesta que la información y datos contenidos en el presente documento son verdaderos y que excepto por las operaciones aquí descritas y aquellas descritas en cualesquiera informes anteriores, no ha llevado a cabo **Operaciones con Valores (según dicho términos se describe en las políticas de Corporación Inmobiliaria Vesta, S.A.B. de C.V. en relación a las operaciones que con valores de la misma realicen los Consejeros, Directivos y Empleados Relevantes."**

Firma: ________________________

Nombre: ______________________

33

34 Translation for Informational Purposes Report of Transactions with Securities NAME OF THE COMPANY: Corporación Inmobiliaria Vesta, S.A.B. de C.V BOARD MEMBER / RELEVANT EMPLOYEE: LAST NAME MIDDLE NAME NAME(S) LINK WITH THE COMPANY a) Member of the Board of Directors Yes (__) / No (__) b) Director or Relevant Employee Yes (__) / No (__). In its capacity of _____________________ EXECUTED TRANSACTIONS VALUE (Company and Serie) Type (Sale, Acquisition) DATE OF EXECUTION VOLUME PRICE INTERMEDIARY DELIVERY DATE OF THE INFORMATION TO THE COMPANY: Address to receive notices: Telephone: Has knowledge of Confidential Information and/or Privileged Information or information that has not been made public by the Company at the time of the Transaction(s) with Securities subject matter of this report: YES (__) / NO (__) “The undersigned under penalty of perjury, states that the information and data contained herein are true and that except for the transactions described herein and those described in any previous reports, has not conducted Transactions with Securities (as such term is defined in the policies of Corporacion Inmobiliaria Vesta, S.A.B. de C.V. in connection with transactions with securities of the Company made by of Board Members, Officers and Relevant Employees." Signature: ____________________ Name: _______________________

Usuario: Ana Luisa Asunto : Politicas de Operaciones con Valores Fecha del comunicado : 20/10/2023 ACUSE DE RECIBIDO: AC53435644683g-twxqrv Este correo ha sido generado de manera automática. Favor de no responder a esta cuenta. Enviado desde [B008]SAPC_Service Desarrollo AVISO DE CONFIDENCIALIDAD De conformidad con lo establecido en el inciso a del artículo 57 del “Acuerdo por el que se emiten las políticas y disposiciones para impulsar el uso y aprovechamiento de la informática, el gobierno digital, las tecnologías de la información y comunicación, y la seguridad de la información en la Administración Pública Federal”, se informa que este mensaje y los datos adjuntos son para uso exclusivo de la persona o entidad a la que expresamente ha sido enviada, el cual puede contener información que por su naturaleza deba ser considerada como CONFIDENCIAL o RESERVADA, en términos de lo dispuesto por las Leyes General y Federal de Transparencia y Acceso a la Información Pública y General de Protección de Datos Personales en Posesión de Sujetos Obligados. Si por error ha recibido esta comunicación: 1) queda estrictamente prohibido la revelación, retransmisión, difusión o el uso de la información contenida; 2) notifíquelo al remitente; y 3) bórrelo de inmediato y en forma permanente, junto con cualquier copia digital o impresa, así como cualquier archivo anexo al mismo.